                                                                    Exhibit 99.1

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                  REPORT FOR THE PERIOD ENDED DECEMBER 31, 2002

                                                                                                           PAGE
1            Financial Statements (Unaudited)

             The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in NZ DOLLARS.

             Condensed Consolidated Statements of Financial Performance for the Three and Nine Months
             Ended December 31, 2002 and 2001, and the Fiscal Year Ended March 31, 2002.                     2

             Condensed Consolidated Statements of Financial Position as of December 31, 2002 and             4
             2001, and March 31, 2002.

             Condensed Consolidated Statements of Movements in Equity for the
             Nine Months Ended December 31, 2002 and 2001, and the Fiscal Year                               5
             Ended March 31, 2002.

             Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31,          6
             2002 and 2001, and the Fiscal Year Ended March 31, 2002.
                                                                                                             7
             Notes to Condensed Consolidated Financial Statements.

2            Management's Discussion and Analysis of Financial Position and Financial Performance of        13
             Continuing Operations.
                                                                                                            16
3            Quantitative and Qualitative Disclosures About Market Risk.

                           FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payers;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.       FINANCIAL STATEMENTS

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
      Unaudited Condensed Consolidated Statements of Financial Performance
               (in thousands of NZ Dollars, except per share data)

                                             Three Months                   Nine Months              Fiscal Year
                                                Ended                          Ended                    Ended
                                             December 31,                   December 31,               March 31,
                                     -----------------------------   -----------------------------   -------------
Continuing Operations                     2002            2001            2002            2001            2002
---------------------
                                     -------------   -------------   -------------   -------------   -------------
  Operating revenue.............      $     55,018    $     55,847    $    156,107    $    157,372    $    214,596

  Cost of sales.................            18,875          18,711          51,324          46,848          65,811
                                      ------------    ------------    ------------    ------------    ------------
  Gross profit..................            36,143          37,136         104,783         110,524         148,785

  Operating expenses:

  Selling, general and
    administrative expenses.....            14,451          14,540          41,789          42,629          56,619

  Research and development
    expenses....................             2,913           2,567           8,563           7,573          10,264
                                      ------------    ------------    ------------    ------------    ------------
  Total operating expenses......            17,364          17,107          50,352          50,202          66,883
                                      ------------    ------------    ------------    ------------    ------------
  Operating profit..............            18,779          20,029          54,431          60,322          81,902

  Other income (expenses), net:

  Interest income (expense), net               656             (43)          2,476            (976)           (267)

  Foreign currency exchange
    profit  (1).................            20,672           2,366          34,326           1,407          13,313

  Other expenses (note 6).......                 -            (957)              -            (957)         (1,092)
                                      ------------    ------------    ------------    ------------    ------------
  Total other income
    (expenses), net.............            21,328           1,366          36,802            (526)         11,954
                                      ------------    ------------    ------------    ------------    ------------
  Profit from continuing
    operations before taxation..            40,107          21,395          91,233          59,796          93,856

  Taxation......................           (13,904)         (7,322)        (31,223)        (20,035)        (31,532)
                                      ------------    ------------    ------------    ------------    ------------
  Profit from continuing
    operations after taxation...      $     26,203    $     14,073    $     60,010    $     39,761    $     62,324
                                      ============    ============    ============    ============    ============
  Basic earnings from
    continuing operations per
    share.......................      $       0.26    $       0.13    $       0.59    $       0.35    $       0.56

  Diluted earnings from
      continuing operations per
      share............               $       0.25    $       0.13    $       0.58    $       0.35    $       0.56

  Weighted average basic shares
    outstanding.................       102,367,119     107,592,308     102,357,854     114,604,861     111,537,416

  Weighted average diluted
    shares outstanding..........       103,883,619     108,615,308     103,877,798     114,945,861     112,173,791

  Basic earnings from
    continuing operations per
    ADS (2).....................      $       1.02    $       0.52    $       2.35    $       1.39    $       2.24

  Diluted earnings from
    continuing operations per
    ADS (2).....................      $       1.01    $       0.52    $       2.31    $       1.38    $       2.22

  Notional weighted average
    basic ADSs outstanding (2)..        25,591,780      26,898,077      25,589,464      28,651,215      27,884,354

  Notional weighted average
    diluted ADSs outstanding (2).       25,970,905      27,153,827      25,969,450      28,736,465      28,043,448

(1) The foreign currency exchange profit for the three and nine months ended December 31, 2001 in these NZ Dollar Condensed Consolidated Financial Statements differs from the US Dollar Condensed Consolidated Financial Statements due to the correction of the previously disclosed mark to market error in the year ended March 31, 2001.

(2)  Assumes four outstanding ordinary shares are equal to one ADS.

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

      Unaudited Condensed Consolidated Statements of Financial Performance
               (in thousands of NZ Dollars, except per share data)

                                            Three Months                    Nine Months              Fiscal Year
                                                Ended                          Ended                    Ended
                                            December 31,                    December 31,              March 31,
                                    ---------------------------     ---------------------------    ------------
Discontinued Operations                2002            2001            2002            2001            2002
-----------------------             -----------     -----------     -----------     -----------    ------------
Operating revenue..............     $         -     $         -     $         -     $  465,383     $    464,901

(Loss) from discontinued
  operations before
  taxation (note 7)............               -               -               -         (3,199)          (3,199)

Taxation.......................               -               -               -        (10,997)         (10,997)
                                    -----------     -----------     -----------     ----------     ------------
(Loss) from discontinued
  operations after taxation.        $         -     $         -     $         -     $  (14,196)    $    (14,196)
                                    ===========     ===========     ===========     ==========     ============
Total Operations
----------------

Operating revenue..............     $    55,018     $    55,847     $   156,107     $  622,755     $    679,497

Profit before taxation.........          40,107          21,395          91,233         56,597           90,657

Taxation.......................         (13,904)         (7,322)        (31,223)       (31,032)         (42,529)
                                    -----------     -----------     -----------     ----------     ------------
Profit after taxation..........     $    26,203     $    14,073     $    60,010     $   25,565     $     48,128
                                    ===========     ===========     ===========     ==========     ============

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
        Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of NZ Dollars)

                                                                                 As of            As of             As of
                                                                              December 31,     December 31,       March 31,
                                                                                  2002             2001              2002
                                                                              ------------     ------------     ------------
ASSETS

Current assets:

Cash and bank balances.....................................................   $      8,536     $     64,078     $     73,310

Short-term investments.....................................................         37,533                -                -

Debtors and prepayments (note 3)...........................................         64,769           40,350           41,752

Inventories (note 4).......................................................         20,722           23,704           19,216

Employee share ownership plans loans, current portion......................          1,161            1,030            2,407

Taxation...................................................................              -            1,667            3,897
                                                                              ------------     ------------     ------------
   Total current assets....................................................        132,721          130,829          140,582

Long-term assets:

Fixed assets, net of accumulated depreciation of $21,823 at December 31,
   2002, $18,628 at December 31, 2001 and $17,419 at March 31, 2002........         71,271           62,457           63,236

Patents and trademarks, net of accumulated amortisation of $299 at
   December 31, 2002, $4 at December 31, 2001 and $5 at March 31, 2002.....          1,630            1,451            1,681

Employee share ownership plans loans.......................................          2,684            5,620            3,745

Debtors and prepayments (note 3)...........................................          6,258               54              390

Goodwill, net of accumulated amortisation of $1,571 at December 31, 2002,
   $1,184 at December 31, 2001 and $1,283 at March 31, 2002................          2,282            2,666            2,570

Deferred taxation..........................................................          3,911            5,202            3,129
                                                                              ------------     ------------     ------------
   Total assets............................................................   $    220,757     $    208,279     $    215,333
                                                                              ============     ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Bank overdrafts............................................................   $      1,644     $      1,270     $      1,267

Trade creditors............................................................          8,577            6,039            8,367

Provisions.................................................................          1,606           28,033           14,734

Taxation...................................................................          5,767            2,943            2,335

Term borrowings, current portion...........................................          6,329           12,028            6,187

Other liabilities..........................................................         16,239            6,648            8,870
                                                                              ------------     ------------     ------------
   Total current liabilities...............................................         40,162           56,961           41,760

Long-term liabilities:

Provisions.................................................................          1,141              737              170

Term borrowings............................................................              -            2,197            1,520
                                                                              ------------     ------------     ------------
   Total liabilities.......................................................         41,303           59,895           43,450

   Total shareholders' equity..............................................        179,454          148,384          171,883
                                                                              ------------     ------------     ------------
   Total liabilities and shareholders' equity..............................   $    220,757     $    208,279     $    215,333
                                                                              ============     ============     ============

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of NZ Dollars)

                                                              Nine Months    Nine Months    Fiscal Year
                                                                Ended          Ended          Ended
                                                             December 31,    December 31,    March 31,
                                                             ------------    ------------   -----------
                                                                 2002           2001           2002
                                                             ------------    -----------    ----------
Shareholders' equity at the beginning of the period......    $   171,883     $  384,038     $  384,038

Profit for the period....................................         60,010         25,565         48,128

Movement in currency translation reserve.................         (3,559)          (372)           400
                                                             -----------     ----------     ----------
                                                                  56,451         25,193         48,528
                                                             -----------     ----------     ----------
Issue of share capital...................................            251         26,666         26,666

Increase in equity from disposition of unallocated shares              -          2,171          2,335

Repurchase of share capital..............................              -       (215,272)      (215,272)

Dividends................................................        (49,131)       (74,412)       (74,412)
                                                             -----------     ----------     ----------
Shareholders' equity at the end of the period............    $   179,454     $  148,384     $  171,883
                                                             ===========     ==========     ==========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of NZ Dollars)

                                                                         Nine Months      Nine Months      Fiscal Year
                                                                            Ended            Ended            Ended
                                                                         December 31,     December 31,      March 31,
                                                                         ------------     ------------     -----------
                                                                            2002              2001            2002
                                                                         ------------     ------------     -----------
Cash flows from operating activities:

Continuing operations

    Receipts from customers.........................................     $   160,905      $   142,088      $  195,427

    Dividends received..............................................               -               70             151

    Interest received...............................................           2,716              105           1,145

    Payments to suppliers and employees.............................        (103,932)        (109,866)       (134,210)

    Taxation paid...................................................         (21,857)         (10,557)        (24,922)

    Interest paid...................................................            (188)          (2,160)         (1,606)
                                                                         -----------      -----------      ----------
Net cash flow from operations from continuing operations............          37,644           19,680          35,985

Net cash flow from operations from discontinued operations..........               -           31,825          31,825
                                                                         -----------      -----------      ----------
       Net cash flow from operations................................          37,644           51,505          67,810
                                                                         -----------      -----------      ----------
Cash flows from (used in) investing activities:

Continuing operations

    Sale of fixed assets............................................              85              126             143

    Proceeds from the disposal of Appliances & Finance businesses...               -          309,000         309,000

    Cash disposed of in divestment of Appliances &
      Finance businesses............................................               -           (9,679)         (9,679)

    Purchase of fixed assets........................................         (14,247)          (9,283)        (13,210)

    Sale of short-term investments..................................          78,992                -               -

    Purchase of short-term investments..............................        (116,525)               -               -
                                                                         -----------      -----------      ----------
Net cash flow from (used in) investing activities from continuing
  operations........................................................         (51,695)         290,164         286,254

Net cash flow (used in) investing activities from discontinued
  operations........................................................               -           (5,780)         (5,780)
                                                                         -----------      -----------      ----------
       Net cash flow from (used in) investing activities............         (51,695)         284,384         280,474
                                                                         -----------      -----------      ----------
Cash flows (used in) financing activities

Continuing operations

    Employee share purchase plans...................................           2,415            3,918           4,371

    Issue of share capital..........................................             251           26,136          26,136

    Repurchase of share capital.....................................               -         (212,030)       (212,030)

    New term borrowings.............................................          11,016            7,344          14,394

    Repayment of term borrowings....................................         (11,546)          (1,769)        (14,765)

    Dividends paid..................................................         (49,131)         (74,412)        (74,412)

    Supplementary dividends paid to overseas shareholders...........          (3,697)          (4,637)         (4,543)
                                                                         -----------      -----------      ----------
Net cash flow (used in) financing activities from continuing
  operations........................................................         (50,692)        (255,450)       (260,849)

Net cash flow (used in) financing activities from discontinued
  operations........................................................               -          (19,217)        (16,797)
                                                                         -----------      -----------      ----------
       Net cash flow (used in) financing activities.................         (50,692)        (274,667)       (277,646)
                                                                         -----------      -----------      ----------
    Net increase (decrease) in cash.................................         (64,743)          61,222          70,638

Opening cash........................................................          72,043            1,706           1,706

Effect of foreign exchange rates....................................            (408)            (120)           (301)
                                                                         -----------      -----------      ----------
Closing cash........................................................           6,892           62,808          72,043
                                                                         -----------      -----------      ----------
Reconciliation of closing cash:

    Bank............................................................           8,536           64,078          73,310

    Bank overdrafts.................................................          (1,644)          (1,270)         (1,267)
                                                                         -----------      -----------      ----------
                                                                         $     6,892      $    62,808      $   72,043
                                                                         ===========      ===========      ==========

 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANISATION AND BASIS OF PRESENTATION

Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganisation in November 2001. As part of the reorganisation, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited, and its subsidiaries ("the Company"), is a leading designer, manufacturer and marketer of humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. The Company also offers an innovative range of patient warming devices and neonatal care products. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe. The Company's products are sold in over 90 countries worldwide.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in NZ Dollars. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2003.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF CONSOLIDATION

                  The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

         (b)      GOODWILL

                  The excess of cost over the fair value of net assets of subsidiaries acquired is capitalised as goodwill and is amortised to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

         (c)      REVENUE RECOGNITION

                  PRODUCTS

                  Sales of products are recognised in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

                  INTEREST INCOME

                  Interest income is accounted for as earned.

         (d)      ADVERTISING AND SALES PROMOTION COSTS

                  All advertising and sales promotion costs are expensed as incurred.

         (e)      EARNINGS PER SHARE

                  Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

                  Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

         (f)      SHORT-TERM INVESTMENTS

                  Short-term investments are recorded at cost plus accrued interest.

         (g)      EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

                  The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognised as assets in the Statement of Financial Position. No compensatory expense is recognised in the Statement of Financial Performance.

                  The Company operates a share option plan for employees. Options become exercisable in three equal annual instalments between years two and five. No compensatory expense is recognised in the Statement of Financial Performance.

                  The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognised in the Statement of Financial Performance.

         (h)      EMPLOYEE ENTITLEMENTS

                  Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

         (i)      INVENTORIES

                  Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

         (j)      FIXED ASSETS

                  Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

                         Buildings                           50 years
                         Plant and Equipment                 3-15 years
                         Vehicles                            5 years
                         Tooling                             3-7 years
                         Software                            3-10 years

         (k)      PATENTS

                  The registration costs of new patents are capitalised and amortised over the estimated useful life of the patent, but not exceeding seven years from application. In the event of a patent being superseded, the unamortised costs are written off immediately.

         (l)      FOREIGN CURRENCY

                  The Company enters into foreign currency option contracts and forward foreign currency contracts in order to manage its foreign exchange risk.

                  The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into forward foreign currency contracts and foreign currency option contracts to hedge anticipated New Zealand based net sales/costs denominated principally in US Dollars, Euros, British Pounds, and Australian Dollars.

                  Generally, the terms of the foreign currency option contracts and forward foreign currency contracts do not exceed three years, however they can be up to five years.

                  As of April 1, 2001, the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardises the accounting for derivative instruments. The Company's hedging contracts were not designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore were marked to market with the resulting gains and losses being recognised in earnings in the period of change.

                  Unrealised gains or losses were recognised as incurred on the Statement of Financial Position as either other assets or provisions and were recorded within other income, net on the Statements of Financial Performance. Unrealised gains and losses on currency derivatives were determined based on dealer quoted prices.

                  Transactions in foreign currencies were converted at the rate of exchange prevailing at the date of the transaction.

                  At period end, foreign monetary assets and liabilities were translated at the period end closing rates, and exchange variations arising from these transactions were included in the Statement of Financial Performance.

                  Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that were effective as hedges of transactions were deferred until the date of such transactions at which time they were included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that had not been designated as accounting hedges were marked to market with resulting gains and losses being recognised in earnings in the period.

                  As of November 6, 2002, the Company designated its hedging contracts and options as accounting hedges under Statement of Standard Accounting Practice No 21, "Accounting for the Effects of Changes in Foreign Currency Exchange Rates" (SSAP
                  21). As a result of this change in policy, the mark to market fair value recorded at November 6, 2002 under SFAS 133 is retained on the statement of financial position and will be offset against the gain/loss on settlement of the contracts. Movements in the mark to market fair values subsequent to November 6, 2002 are deferred and will be reflected in the statement of financial performance when the anticipated transactions occur. The foreign currency exchange rates used in the mark to market adjustment as of November 6, 2002 have become the effective hedge rates for the foreign currency option contracts and forward foreign currency contracts in place on this date.

                  Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction, or at the hedged rate if financial instruments have been used to hedge the foreign currency exposure.

                  At balance date, foreign monetary assets and liabilities are translated at the period end closing or hedged rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

                  The financial statements of foreign subsidiaries are translated at the following exchange rates:

                  - the period end closing exchange rate for assets and liabilities; and

                  - the average rate for revenue and expense transactions during the month.

                  The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

         (m)      RESEARCH AND DEVELOPMENT

                  Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

         (n)      TAXATION

                  The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

                  The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

         (o)      WARRANTY

                  Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labour.

         (p)      IMPAIRMENT OF LONG-LIVED ASSETS

                  Annually the directors assess the carrying value of assets considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the assets based upon the undiscounted future cash flows is less than its carrying amount, the assets are written down to assessed fair value.

         (q)      STATEMENT OF CASH FLOWS

                  The following are the definitions of the terms used in the Statement of Cash Flows:

                  (i)      Cash comprises cash on hand and bank balances.

                  (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets and investments.

                  (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

                  (iv) Operating activities include all transactions and other events that are not investing or financing activities.

         (r)      CHANGES IN ACCOUNTING POLICIES

                  As described in Note 2(l) there has been a change in accounting policy adopted for foreign currency. As a result of this change, period end other liabilities have been increased by $8.6 million, and other debtors and prepayments by $4.0 million. Profit from continuing operations before taxation for the three and nine months ended December 31, 2002 has been decreased by $15.5 million, with a corresponding decrease in the unrealised gain on foreign currency instruments recorded within Current and Long-term assets.

                  There have been no other changes in accounting policies.

3.       DEBTORS AND PREPAYMENTS

Debtors and prepayments were comprised of the following at December 31, 2002 and 2001, and March 31, 2002 (in thousands of NZ Dollars):

                                                          December 31,             December 31,           March 31,
                                                              2002                     2001                 2002
                                                        ---------------          ---------------       --------------
Current:

Trade debtors.......................................        $30,734                   $37,150               $34,016

Less allowance for doubtful accounts................           (540)                     (410)                 (377)
                                                            -------                   -------               -------
                                                             30,194                    36,740                33,639

Other debtors and prepayments.......................          8,271                     2,680                 3,799

Unrealised gain on foreign currency instruments.....         26,304                       930                 4,314
                                                            -------                   -------               -------
                                                            $64,769                   $40,350               $41,752
                                                            =======                   =======               =======
Term:

Unrealised gain on foreign currency instruments.....        $ 6,258                   $    54               $   390
                                                            =======                   =======               =======

4.       INVENTORIES

Inventories were comprised of the following at December 31, 2002 and 2001, and March 31, 2002 (in thousands of NZ Dollars):

                                                           December 31,          December 31,            March 31,
                                                               2002                  2001                  2002
                                                         ----------------       ------------          --------------
Materials............................................         $ 6,479                $ 8,042             $ 7,493

Finished products....................................          15,216                 16,397              13,521

Provision for obsolescence...........................            (973)                  (735)             (1,798)
                                                              -------                -------             -------
                                                              $20,722                $23,704             $19,216
                                                              =======                =======             =======

5.       CASH FLOW RECONCILIATION

                                                           Nine Months            Nine Months             Fiscal Year
                                                             Ended                  Ended                   Ended
                                                           December 31,           December 31,             March 31,
                                                        ------------------     ------------------    ------------------
                                                               2002                   2001                  2002
                                                        ------------------     ------------------    ------------------
                                                                        (in thousands of NZ Dollars)
Profit from continuing operations after taxation...           $60,010               $39,761               $62,324

Add (deduct) non-cash items:

Continuing operations:

    Depreciation...................................             5,109                 4,275                 6,051

    Amortisation of patents and trademarks.........               294                     2                     3

    Amortisation of goodwill.......................               288                   289                   385

    Accrued interest income........................                20                     -                  (198)

    Movement in provisions.........................             1,198                 1,396                   204

    Movement in deferred tax/future tax benefit....              (782)               (4,823)                  389

    Movement in working capital:

      Payables and accruals........................             8,377                (4,115)               (3,615)

      Debtors and prepayments......................            (1,047)               (6,396)               (3,286)

      Inventory....................................            (1,506)               (5,434)                 (946)

      Provision for taxation net of supplementary
          dividend paid............................            11,026                12,802                10,574

    Movement in unrealised revaluations of foreign
      currency instruments.........................           (41,213)              (17,572)              (34,896)

    Foreign currency exchange translation..........            (4,130)                 (505)               (1,004)
                                                              -------               -------               -------
Net cash flow from operations from continuing
   operations......................................           $37,644               $19,680               $35,985
                                                              =======               =======               =======

6.       NON RECURRING ITEMS RELATING TO SPIN-OFF

During the fiscal year ended March 31, 2002 the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board, and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

7.       LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the fiscal year ended March 31, 2002, as part of the reorganisation, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $28,359,000. The loss is partially offset by operating profit from discontinued operations for the fiscal year ended March 31, 2002. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.

8.       FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:

                                                              As of              As of              As of
                                                            December 31,       December 31,       March 31,
                                                          ----------------   ---------------   ----------------
                                                                2002              2001              2002
                                                                      (in thousands of NZ Dollars)
Purchase commitments forward foreign currency contracts       $    326           $      -          $      -

Sale commitments forward foreign currency contracts....        256,261             37,498            85,655

Put foreign currency option contracts purchased........        202,685            273,281           233,455

Call foreign currency option contracts sold............              -            111,237            90,069


Estimated fair value...................................         43,123            (26,160)           (9,455)

Estimated fair value recognised in earnings............         32,761            (26,160)           (9,455)

-------------

The forward foreign currency contracts mature at various dates prior to October 31, 2005.

The foreign currency option contracts mature at various dates prior to December 31, 2003.

9.       CONTINGENCIES

Periodically we are party to litigation including product liability and patent claims.

On August 27, 2002, ResMed Inc. filed a lawsuit in the Federal District Court in San Diego against Fisher & Paykel Healthcare. The ResMed complaint seeks a judgement that selected Fisher & Paykel Healthcare mask products infringe patents held by ResMed. The complaint further charges Fisher & Paykel Healthcare with the copying of ResMed proprietary mask technology, and alleges trade dress and common law violations relating to the appearance of ResMed mask products.

On August 29, 2002, the Company refuted claims that the Company's Aclaim masks infringe patents and other intellectual property rights held by ResMed Inc. The Company has taken legal advice on the suit and believes that ResMed's claim against the Company is without merit and, if required, will defend the suit.

The Directors of Fisher & Paykel Healthcare cannot reasonably estimate the adverse effect (if any) on the company's Obstructive Sleep Apnea (OSA) business of ResMed's claim. If any of the claims are ultimately resolved against the Company's interests, there can be no assurance that such litigation will not have a material adverse effect on the Company's OSA business, financial condition or results of operations.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, OSA and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations decreased by approximately 1% to $55.018 million for the three months ended December 31, 2002 from $55.847 million for the three months ended December 31, 2001. Excluding the effects of currency translations, operating revenue from continuing operations increased by 13% from sales in the comparable period in the prior year. Operating revenue from core products increased by approximately 1% to $52.827 million for the three months ended December 31, 2002 from $52.407 million for the three months ended December 31, 2001. Excluding the effects of currency translations, operating revenue from core products increased by 16% from sales in the comparable period in the prior year.

The following table sets forth our sales by product group for the three months ended December 31, 2002 and 2001:

                                                                    Three Months Ended
                                                                       December 31,
                                                             ---------------------------------
                                                                                                      Percentage
                                                                   2002               2001             Variation
                                                             ----------------     ------------      ----------------
                                                                (in millions of NZ Dollars)
PRODUCT GROUP:

Respiratory humidification products...............                  $26.452          $28.954               -9%
OSA products......................................                   22.780           19.806              +15%
Patient warming and neonatal care products........                    3.595            3.647               -1%
                                                                    -------          -------
    Core products sub-total.......................                  $52.827          $52.407               +1%

Distributed products..............................                    2.191            3.440              -36%
                                                                    -------          -------
    Total.........................................                  $55.018          $55.847               -1%
                                                                    =======          =======

Because a large percentage of our sales is denominated in foreign currencies, the appreciation in value of the NZ dollar against these currencies masks strong sales volume growth.

Excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 5% from sales in the comparable period in the prior year. Sales growth was driven by both chamber and breathing circuit sales. Single-use heated adult and neonatal breathing circuits continued to gain market share.

Excluding the effects of currency translations, sales of OSA products increased by approximately 34% from sales in the comparable period in the prior year. Strong growth of the integrated flow generator-humidifier continued during the quarter boosting overall sales growth for OSA products. Good growth has also been achieved for stand alone humidifiers and mask products.

Excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 12% from sales in the comparable period in the prior year.

Sales of distributed products decreased by 36% in the three months ended December 31, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

The following table sets forth our sales by product group for the nine months ended December 31, 2002 and 2001:

                                                                     Nine Months Ended
                                                                       December 31,
                                                             -----------------------------------
                                                                                                        Percentage
                                                                   2002               2001               Variation
                                                             ----------------     --------------      ---------------
                                                                (in millions of NZ Dollars)
PRODUCT GROUP:

Respiratory humidification products...............                $ 76.486            $ 82.037                -7%
OSA products......................................                  63.222              55.493               +14%
Patient warming and neonatal care products........                   9.366               9.360                 0%
                                                                  --------            --------
    Core products sub-total.......................                $149.074            $146.890                +1%

Distributed products..............................                   7.033              10.482               -33%
                                                                  --------            --------
    Total.........................................                $156.107            $157.372                -1%
                                                                  ========            ========

Excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 4% from sales in the comparable period in the prior year. Sales volume growth of adult breathing circuits and single use chambers was the main reason for the increased sales level.

Excluding the effects of currency translations, sales of OSA products increased by approximately 29% from sales in the comparable period in the prior year. OSA integrated flow generator-humidifier sales volume increased significantly in the nine months ended December 31, 2002 from sales in the comparable period in the prior year. Good growth has been achieved for stand alone humidifiers and mask products.

Excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 11% from sales in the comparable period in the prior year. This increase was due primarily to sales volume growth in most markets.

Sales of distributed products decreased by 33% in the nine months ended December 31, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and nine months ended December 31, 2002 and 2001:

                                                          Three Months                           Nine Months
                                                             Ended                                  Ended
                                                          December 31,                           December 31,
                                                 -----------------------------          ----------------------------
                                                     2002            2001                 2002            2001
                                                 -----------------------------          ----------------------------
                                                   (in millions of NZ Dollars)           (in millions of NZ Dollars)
North America.................................      $27.577         $27.101             $ 77.161        $ 75.066

Europe........................................       15.776          15.515               43.043          43.786

Asia Pacific..................................        9.683          10.721               30.595          32.711

Other.........................................        1.982           2.510                5.308           5.809
                                                 -----------------------------          ----------------------------
                                                    $55.018         $55.847             $156.107        $157.372
                                                 =============================          ============================

GROSS PROFIT

Our gross profit decreased to $36.143 million, or approximately 66% of sales, in the three months ended December 31, 2002 from $37.136 million, or approximately 66% of sales, in the three months ended December 31, 2001. Gross profit decreased due to the significant strengthening in the value of the NZ Dollar when compared to other currencies in which we sell, primarily the US Dollar, partially offset by underlying volume growth of approximately 13%.

Our gross profit decreased to $104.783 million, or approximately 67% of sales, in the nine months ended December 31, 2002 from $110.524 million, or approximately 70% of sales, in the nine months ended December 31, 2001.

Gross margin percentage for the nine months ended December 31, 2002 was below gross margin percentage for the nine months ended December 31, 2001, primarily due to the currency effects referred to above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by approximately 1% to $14.451 million in the three months ended December 31, 2002 from $14.540 million in the three months ended December 31, 2001. This decrease was primarily attributable to our costs outside New Zealand being translated into New Zealand dollars at rates of exchange that are favourable when compared to the comparable period in the prior year, partially offset by an increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 9% in the three months ended December 31, 2002.

Selling, general and administrative expenses decreased by approximately 2% to $41.789 million in the nine months ended December 31, 2002 from $42.629 million in the nine months ended December 31, 2001. This decrease was primarily attributable to our costs outside New Zealand being translated at rates of exchange that are favourable when compared to the comparable period in the prior year, partially offset by an increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 6% in the nine months ended December 31, 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 13% to $2.913 million in the three months ended December 31, 2002 from $2.567 million in the three months ended December 31, 2001. Research and development expenses increased by approximately 13% to $8.563 million in the nine months ended December 31, 2002 from $7.573 million in the nine months ended December 31, 2001. The increase was attributable to increases in patent expenses and labour costs in connection with the expansion of our product development activities. Research and development expenses represented approximately 5.3% and 5.5% of operating revenue for the three and nine months ended December 31, 2002 respectively, compared to 4.6% and 4.8% for the three and nine months ended December 31, 2001 respectively.

OTHER INCOME (EXPENSES), NET

Other income, net increased for the three months ended December 31, 2002 to $21.328 million from $1.366 million for the three months ended December 31, 2001. The increase in other income, net, over the three month period primarily reflects foreign currency exchange gains and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Other income (expenses), net increased for the nine months ended December 31, 2002 to net income of $36.802 million from net expenses of $0.526 million for the nine months ended December 31, 2001. The increase in other income (expenses), net over the nine month period primarily reflects foreign currency exchange gains and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Foreign currency exchange profit reflects transactions resulting from our hedging policy. Under this hedging policy, we are able to enter into a mix of foreign currency exchange contracts and foreign currency exchange options up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation for year one. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

TAXATION

Taxation expense increased to $13.904 million in the three months ended December 31, 2002 from $7.322 million in the three months ended December 31, 2001. The increase was primarily attributable to the net movement in foreign currency exchange results between the two periods.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had $46.069 million in cash and short-term investments and $7.973 million of borrowings. Short-term investments comprises highly liquid commercial paper. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities that permit us to borrow up to a total of the equivalent of approximately $49.896 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from operating activities totalled $37.644 million for the nine months ended December 31, 2002. The amount of cash that we generated was reduced by approximately $1.793 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts. The net increase in cash generated on all forward currency contracts was $0.140 million.

The Company's capital expenditures totalled $14.247 million for the nine months ended December 31, 2002. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have expanded our facility by approximately 6,100 square metres to accommodate our anticipated growth. Approximately $9.591 million has been spent in the nine months ended December 31, 2002. We estimate the total cost of the project, which has been completed in January 2003, to be approximately $12.887 million, and we have funded this expansion from our operating cash flow. A total of $12.034 million has been spent on the facility extension project to date.

Net cash used in financing activities was $50.692 million for the nine months ended December 31, 2002. The payment of our final dividend for the prior financial year and interim dividend for the current financial year were the main reasons for the significant outflow of funds.

SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting estimates include:

- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign currency instrument provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by an independent third party and are based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realised on these instruments.

- Valuation of long-lived assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISKS

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. As a result, we are exposed to risk from changes in foreign currency exchange rates. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.

CREDIT RISKS

In the normal course of business we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.

In the course of our treasury activities we incur credit risk from foreign currency and investment counterparties, which we manage with our treasury policy. We monitor this exposure on a regular basis. Our credit risk from our treasury activities is limited due to the number of counterparties we use and the high credit ratings of our counterparties.